Confidential Treatment Requested by Unilife Corporation

April 4, 2014

Via EDGAR (Correspondence)

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Kevin L. Vaughn, Accounting Branch Chief

Re:	Unilife Corporation

Form 10-K for Fiscal Year Ended June 30, 2013

Filed September 13, 2013

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Filed November 12, 2013

File No. 001-34540

Dear Mr. Vaughn:

This letter is being submitted in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated March 14, 2014 (the “Second Comment Letter”) in response to our letter, dated February 21, 2014 (the “Company’s Initial Response”), in response to your letter, dated January 31, 2014 (“Initial SEC Comment Letter”), in connection with Unilife Corporation’s (the “Company”) Form 10-K for Fiscal Year Ended June 30, 2013, filed September 13, 2013 (the “Form 10-K”), and Form 10-Q for Fiscal Quarter Ended September 30, 2013, filed November 12, 2013 (the “Form 10-Q”).

For your convenience, the Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Second Comment Letter. Each of the comments from the Second Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Form 10-K and the Form 10-Q, as applicable. All page number references in Company’s responses are to page numbers in the Form 10-K or the Form 10-Q, as applicable.

Form 10-K for Fiscal Year Ended June 30, 2013

FDA’s Premarket Clearance and Approval Requirements, page 13

1.	It is unclear why you believe it is premature for you to make public statements about the validation process of any current products. Accordingly, please provide

Unilife Corporation

250 Cross Farm Lane, York, PA 17406 T + 1 717 384 3400 F + 717 384 3401 E info@unilife.com W www.unilife.com

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

April 4, 2014

us with draft disclosure describing the commercial and validation status of each product you identify on pages 5 – 8 of the Form 10-K and for each customer contract referenced in prior comment 6. Also, please confirm that you will revise your future filings, as applicable, to ensure that the information in your response to prior comment 1 concerning manufacturing and FDA regulation is included in an applicable section of your Form 10- K disclosure.

We acknowledge the Staff’s comment and respectfully submit below a draft disclosure that describes the commercial and process validation status of each product identified by the Company on pages 5 – 8 of the Form 10-K and for each customer contract referenced in the Staff’s comment 6 in the Initial SEC Comment Letter.

We also confirm that in future filings, as applicable, the Company will include disclosure regarding manufacturing and FDA regulation as noted below in the draft disclosure and in response 1 of the Company’s Initial Response. Specifically, the Company will include such disclosure in its next Form 10-K.

With regard to the draft disclosure, we respectfully submit that, for a disclosure regarding process validation under 21 CFR 820.75 to be understandable, the concept should be discussed in a greater regulatory context. Commercial sales of a given combination drug/device product (that incorporates one of our products as components) will be permitted when one of our customers applies for and receives regulatory approval to sell that combination product. Process validation is but one step in the regulatory approval process for which the Company supports its customers on the path to product approval. It is a step taken near the end to assure that the commercial-scale manufacturing and assembly processes that will actually be used to create the components for final filling and assembly of the combination products for sale are reliable. Note that there is an entirely separate concept of “product validation” used with regard to combination products, but that refers to summative human factors trials that are typically done during clinical trials. Such trials will be the responsibility of the customer.

We accordingly provide the following draft disclosure to be included in our Form 10-K for the fiscal year ending June 30, 2014:

Regulatory Posture and Business Model

Our current products are designed for, marketed and sold solely to pharmaceutical and biotechnology companies as platforms that integrate both the storage and delivery of our customer’s proprietary drugs or biological compounds. Each of our current products either is, or incorporates, a primary container that is sold as component parts for our customer to fill and assemble into a combination product. Those primary container components are sold as packaging and are thus not medical devices under applicable regulations. Each of our current customer supply agreements in 2013 reflect such business-to-business partnerships whereby we

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

April 4, 2014

will sell component parts to our customers, and our customers will be responsible for obtaining regulatory approval of the drug-device combination product.

This business model does not subject the Company’s current products to direct regulation by the FDA or its foreign equivalent. To achieve commercial sales of a combination product, a customer will need to submit and receive approval of a New Drug Application, or “NDA,” which may include documentation of summative human factors studies, records of successful completion of all required clinical trials, and compliance with Current Good Manufacturing Practice regulations, or “cGMP,” across the development, production and delivery of the combination product, including process validation of the commercial-scale manufacturing and assembly processes that will be used to create the components for final filling and assembly of the combination product. As a component supplier to its customers, the Company will be required to comply with cGMP as a matter of contract with each customer.

We accordingly maintain our facility certifications and operate our quality management system in compliance with FDA and European standards as a business practice. Doing so minimizes regulatory risk to our pharmaceutical and biotechnology customers by demonstrating in advance that we will supply cGMP-compliant components for their combination products. For instance, our customers will need to be able to demonstrate to the FDA or its foreign equivalent that the manufacturing and assembly processes for its combination products are validated under 21 CFR 820.75 before those processes can be used for commercial production for the U.S. market. At the appropriate time under each supply agreement, we will accordingly provide documentation, where appropriate, establishing that each specific manufacturing or assembly process we intend, where appropriate, to use for commercial production of components was validated in a manner that conforms with 21 CFR 820.75.

Commercial and Regulatory Status

Our current products include our Prefilled Syringes (Unifill Syringe, Unifill Select, Unifill Assure), Auto-Injectors (Rita™ Disposable, Lisa™ Reusable), Drug Reconstitution Delivery Systems, Wearable Injectors, Ocular Delivery Systems (Ocu-Jet™, Depot-Jet™) and Specialized Delivery Systems (Micro-ject™ and other collaborative projects). Under the business model described above, it is the responsibility of our customer to apply for and obtain final regulatory approval from the FDA or foreign regulatory authority of each drug/device combination product that incorporates our components before the combination product can be sold commercially. This is the commercial and regulatory process contemplated in each of our current customer supply agreements.

At the present time, none of our customers have received regulatory clearance from the FDA or a foreign equivalent for the commercial sale of a combination drug/device product that incorporates our components. It is also our understanding that, at the present time, none of our customers have applied for regulatory approval of such a combination product. Therefore, none

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

April 4, 2014

of our products are currently being produced on a commercial scale or for commercial use. Once any of our customers apply for regulatory approval to sell a drug/device combination product, it will be the responsibility of the customer to obtain final product approvals from the FDA or its foreign equivalent.

We anticipate that, at the appropriate time under the terms of each of our current supply agreements, we will assist each of our customers in the preparation and submission of their NDA’s. We have not yet reached a contractual stage with any of our customers where we have validated a manufacturing or assembly process that we intend to use for commercial supply of any of our products. At the appropriate time under each contract, we will provide the necessary documentation to support our customer’s application for regulatory approval, including, if applicable, documentation pertaining to process validation.”

Consolidated Statements of Operations and Comprehensive Loss, page 44

2.	We note your response to prior comment 2 in our letter dated January 31, 2014. Please tell us, and disclose in future filings, the costs related to your industrialization and licensing fees incurred under such contracts for each period for which a statement of operations is presented. Refer to Rule 5-03 of Regulation S-X.

We acknowledge the Staff’s comment and respectfully advise that the Company incurs costs in connection with its development arrangements that are not readily distinguishable from the rest of its ongoing research and development expenses. The Company therefore classifies all such costs as research and development expenses rather than allocating costs to costs of product sales.

Notes to Consolidated Financial Statements, page 47

Note 5. Property, Plant and Equipment and Construction-in-Progress, 59

3.	We note in your response to prior comment 3 in our letter dated January 31, 2014 that the company used the projections presented to the board as a basis for evaluating the recoverability of long-lived assets. Please clarify whether these projections are consistent with the projections presented to your board of directors for budgeting and strategic planning purposes.

We acknowledge the Staff’s comment and respectfully advise that these projections are consistent with the projections presented to our board of directors for budgeting and strategic planning purposes.

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

April 4, 2014

4.	As a related matter, explain to us the basis for the underlying assumptions used in your projections of future undiscounted cash flows, including projected changes in revenues and expenses.

We acknowledge the Staff’s comment and respectfully advise that the basis for the underlying assumptions include the recently signed contracts with customers and future contracts expected to be signed as a result of ongoing discussions, which we believe will provide significant revenue growth and related increases in expenses.

Form 10-Q for Fiscal Quarter Ended December 31, 2013

Consolidated Statements of Operations and Comprehensive Loss, page 4

5.	We note that you recognized approximately $6.8 million of revenues during the six months ended December 31, 2013. Additionally, we note from footnote 10 that you recognized $2.3 million of revenue related to the termination of the Sanofi exclusivity and industrialization agreements. Please tell us what other revenues you recognized during the six months ended December 31, 2013 and the basis for that recognition, citing the applicable accounting literature.

We acknowledge the Staff’s comment and respectfully advise that the Company recognized $4.5 million of revenue during the six months ended December 31, 2013, as follows:

The Company recognized $[***Redacted***] million of revenue pursuant to a master development and supply agreement with [***Redacted***] (the “[***Redacted***] Agreement”) for services rendered during the period. The [***Redacted***] Agreement provides for the development of a customized device for the customer to use in a drug-device combination product. The initial term of the [***Redacted***] Agreement is for a period of [***Redacted***]. [***Redacted***]. [***Redacted***]. Revenue is recognized in the amount of each quarterly payment because the payments are proportionate to the services rendered.

The Company recognized $[***Redacted***] million of revenue pursuant to a clinical supply agreement with [***Redacted***] (the “[***Redacted***] Agreement”) related to milestones that were completed during the period. The [***Redacted***] Agreement provides for the customization of a drug delivery system to be used in combination with the customer’s product candidate in a clinical trial. The term of the [***Redacted***] Agreement runs through [***Redacted***] or [***Redacted***] and provides for payments to be made upon the completion of agreed-upon milestones. Revenue is recognized under this agreement on the milestone basis in accordance with topic 605-28 of the FASB Accounting Standards Codification.

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

April 4, 2014

The Company recognized $[***Redacted***] million of revenue pursuant to a customization and commercial supply agreement with [***Redacted***] Inc. (the “[***Redacted***] Agreement”) related to milestones that were completed during the period. The [***Redacted***] Agreement provides for the development and future supply of customized component parts for the customer to use in a drug-device combination product. The term of the [***Redacted***] Agreement is for [***Redacted***] and provides for payments to be made during the development period based on completion of agreed-upon milestones. Revenue is recognized under this agreement on the milestone basis in accordance with topic 605-28 of the FASB Accounting Standards Codification.

The Company recognized $[***Redacted***] million of revenue pursuant to a materials transfer agreement with [***Redacted***] (the “[***Redacted***] Agreement”) related to milestones that were completed during the period. The [***Redacted***] Agreement provides for certain materials and related services to the customer as determined under the [***Redacted***] Agreement. The [***Redacted***] Agreement expires upon completion of the services and provides for payments to be made upon completion of agreed-upon milestones. Revenue is recognized under this agreement on the milestone basis in accordance with topic 605-28 of the FASB Accounting Standards Codification.

The Company recognized $[***Redacted***] million of revenue pursuant to a feasibility study agreement with [***Redacted***] (the “[***Redacted***] Agreement”), which was commenced and completed within the quarter. The [***Redacted***] Agreement relates to certain services provided to the customer in connection with a feasibility study and provided for a nonrefundable payment to be made upon completion of the services. Revenue was recognized upon completion of the study in a manner analogous to the milestone basis described in topic 605-28 of the FASB Accounting Standards Codification.

6.	As a related matter, please tell us how you determined it was appropriate to recognize the deferred revenue under the Sanofi exclusivity and industrialization agreements upon entering into the Sanofi supply agreement. Include in your response how you determined the supply agreement is a separate unit of accounting from the exclusivity and industrialization agreements and why the remaining deferred revenue should not continue to be amortized as part of the new contract.

We acknowledge the Staff’s comment and respectfully advise that the Company had been amortizing the up-front exclusivity fee straight-line over the contractual exclusivity period, which was estimated to be the expected period of performance. Anticipating continuing involvement extending beyond the activities identified with the milestones in the industrialization agreement with Sanofi (the “Industrialization Agreement”), the Company decided to use the contractual exclusivity period as the basis for estimating that continuing involvement.

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

April 4, 2014

Upon completion of the industrialization milestones in fiscal year ended June 30, 2012, the Company attempted to negotiate a supply agreement with Sanofi for the Unifill product that had been developed under the Industrialization Agreement. As the Company waited for Sanofi to move forward with a supply agreement, we raised additional equity capital and undertook development activities to broaden our product portfolio and began marketing those products. These product development activities included another pre-fillable safety syringe, which could be manufactured using more industry-standard parts available from lower cost suppliers, known as the Finesse.

In September 2013, the Company and Sanofi executed a Supply Agreement (the “Sanofi Agreement”) that included both the Unifill and Finesse products. [***Redacted***]. [***Redacted***]. The Sanofi Agreement required Sanofi to pay $5 million up-front (which the Company received in October 2013) and another $5 million on the later of January 1, 2014 or upon the first purchase by Unilife of capital equipment for Finesse (which the Company received in January 2014).

The exclusivity rights granted to Sanofi under the Industrialization Agreement were cancelled contemporaneously with the execution of the Sanofi Agreement. The Sanofi Agreement grants Sanofi exclusive rights to purchase either Unifill or Finesse for use with anti-thrombotic treatments for as long as Sanofi meets minimum purchase thresholds.

All remaining Unifill development deferred revenue were amortized and recognized within the quarter ended September 30, 2013. The Company had historically been using the end of Sanofi’s contractual exclusivity rights in 2014 to estimate the period in which its continuing involvement in the Unifill development project would expire based on the status of the negotiations with Sanofi in the prior years. The Company expected development activities to extend beyond the satisfaction of the original milestones in the Industrialization Agreement, which was proven correct based on the continued negotiations that took place beyond the completion of the final milestone [***Redacted***]. Subsequent to the completion of the final substantive milestone in the Industrialization Agreement being completed in the fiscal year ended June 30, 2012, the Company was unsure how and whether continuing involvement under the Unifill development phase would be completed. As it happened, development of the Unifill product did continue beyond the milestones set forth in the Industrialization Agreement. [***Redacted***]. In September 2013, Sanofi chose to move forward with the development and purchase of Finesse, which, along with the cancellation of exclusivity rights as granted in the original agreements, signified the end of Unifill development for Sanofi. [***Redacted***]. Both parties expect Unifill to be marketed and [***Redacted***]. [***Redacted***]. [***Redacted***]. [***Redacted***]. These developments in the quarter with respect to the development efforts influenced by Sanofi enabled the Company to change its estimate of its continuing involvement period to September 3, 2013.

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

April 4, 2014

7.	Please tell us why there are no cost of sales related to the revenues recognized during the three and six months ended December 31, 2013.

We acknowledge the Staff’s comment and respectfully advise that there were no commercial product sales during the six months ended December 31, 2013 to which cost of sales would be disclosed and costs in connection with development arrangements are not distinguishable from the rest of ongoing research and development expenses and therefore all such costs are classified as research and development expenses rather than allocating costs to costs of product sales.

8.	We note from page 12 that the interest expense in the third quarter is explained as the amounts paid in connection with a settlement on equipment financing. Please provide us with your analysis of the agreements supporting the classification of this amount as interest expense.

We acknowledge the Staff’s comment and respectfully advise that we originally accounted for the lease transaction as a financing due to our continuing involvement with the equipment and our intent to re-purchase the equipment at the conclusion of the lease. The present value of the lease payments, including the estimated re-purchase price, was recorded at the inception of the lease and monthly payments were allocated to principal and interest. Upon the conclusion of the lease, the Company was informed by the lessor that the cost to re-purchase the equipment was in excess of the amount originally estimated. Both parties commenced litigation and the matter was ultimately resolved through mediation. The total lease payments were adjusted to reflect the revised re-purchase amount agreed to through the mediation process and the present value of the remaining payments were recorded as of the settlement date. The difference between the present value of the remaining additional payments and the amount previously estimated was recorded as interest expense to be consistent with the accounting for the original transaction.

Note 3. Summary of Significant Accounting Policies, page 8

Revenue Recognition, page 8

9.	We note from the Form 8-K filed on February 5, 2014 that you signed a long-term commercial supply contract with Hikma Pharmaceuticals, signed an agreement with MedImmune to customize and supply devices from the platform of wearable injectors, signed a contract with a global pharmaceutical company seeking to use Unilife’s Ocu-ject™ delivery system, and signed an agreement with Novartis to supply clinical products during the three months ended December 31, 2013. Please tell us why there is no discussion of these contracts in the Form 10-Q for the quarter ended December 31, 2013.

We acknowledge the Staff’s comment and respectfully advise that there is no discussion of the above referenced contracts in our Form 10-Q for the fiscal quarter ended December 31, 2013

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

April 4, 2014

because such contracts are long-term agreements with revenue that is to be recognized over time. Furthermore, no revenue has been recognized with respect to certain of these contracts during the fiscal quarter ended December 31, 2013. See also our response to your comment numbers 5 and 15 set forth herein. In addition, in future filings we will add additional disclosure regarding our revenue recognition practices pertaining to our customer contracts.

10.	As a related matter, please tell us and revise future filings to disclose the significant terms of these contracts, including what services, products and obligations Unilife is providing and has under these contracts and how you are recognizing revenue under these contracts. In your discussion, please include a discussion of what happens if Unilife is unable to fulfill its milestones/obligations under the contracts. Specifically address whether you have any obligations to repay amounts for milestones previously met or received.

We acknowledge the Staff’s comment and respectfully advise that the Company is providing services to develop and customize certain drug delivery devices for each customer or provide other related services. [***Redacted***]. The terms of these contracts provide for customer payments to be made to the Company as services are rendered or milestones are achieved. Payment terms are considered to be standard commercial terms. Revenue is being recognized as services are rendered or under the milestone method based on substantive milestones as set forth in the respective agreements. Revenue is recognized upon the completion of milestones where the milestone is considered to be substantive in nature and there are no obligations to repay amounts for milestones that have been previously met or for which payment has been received. Non-substantive, non-refundable milestones (which have been the case for payments received upon contract execution) are amortized to revenue over the estimated performance period. Fees for completed milestones, which are dependent upon customer acceptance for non-refundable payment, or, if paid, are refundable pending customer acceptance, are recognized upon customer acceptance and the termination of refund rights. If the Company is unable to fulfill its milestones/obligation under the contracts there are provisions to amend or terminate the contracts depending on the individual circumstances. Please see our response to your comment numbers 5 and 15 set forth herein for further discussion of the terms of these contracts. In addition, in future filings we will add additional disclosure regarding material terms related to these contracts, as well as our revenue recognition practices pertaining to our customer contracts.

11.	We note that you are recognizing revenue under the milestone method. Please provide us with your detailed analysis of the different milestones you are recognizing revenue on for all of your industrialization and development agreements, including why they are substantive in accordance with topic 605-28 of the FASB Accounting Standards Codification.

We acknowledge the Staff’s comment and respectfully advise that milestones include specific phases of projects such as product design, prototype availability, user tests, manufacturing proof

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

April 4, 2014

of principle and the various steps to complete the industrialization of the product as agreed to with each customer. Specific milestones for which revenue was recognized during the fiscal quarter ended December 31, 2013 include:

•	[***Redacted***];

•	[***Redacted***];

•	[***Redacted***];

•	[***Redacted***]; and

•	[***Redacted***].

Each milestone for which revenue is recognized is considered substantive in nature in accordance with topic 605-28-25-2 of the FASB Accounting Standards Codification since it is requires the Company’s performance to achieve the milestone or provides enhancement of value of the delivered item as a result of a specific outcome resulting from the Company’s performance to achieve the milestone. Each milestone relates solely to past performance and is considered reasonable in relation to all of the deliverables and payment terms within the arrangement. Achievement of each milestone for which revenue is recognized requires payment to be made from the customer to the Company and is not subject to any refund provisions.

12.	Additionally, tell us and revise future filings to provide all the disclosures required by paragraph 605-28-50-2 of the FASB Accounting Standards Codification for all your agreements recognized under the milestone method.

We acknowledge the Staff’s comment and respectfully advise that the Summary of Significant Accounting policy note to the financial statements in the Form 10-Q discloses that revenue from industrialization and development fees is recognized upon achievement of the “at risk” milestone events, which represents the culmination of the earnings process related to such events. [***Redacted***].

Each milestone for which revenue is recognized is considered substantive in nature since it is commensurate with the Company’s performance to achieve the milestone or the enhancement of value of the delivered item as a result of a specific outcome resulting from the Company’s performance to achieve the milestone, relates solely to past performance and are reasonable in relation to all of the deliverables and payment terms within the arrangement. Revenue recognized is commensurate with the milestones achieved and the Company has no future performance obligations related to previous milestone payments as each milestone payment is non-refundable when received.

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

April 4, 2014

We also confirm that in future filings the Company will include all applicable disclosures required by paragraph 605-28-25-2 of the FASB Accounting Standards Codification for all of the Company’s customer contracts recognized under the milestone method.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 17

13.	We note that your revenue increased by $2.9 million or 411% and by $5.4 million or 386% for the three and six months ended December 31, 2013, respectively. Please tell us and revise future filings to discuss the significant factors that caused the significant increase in revenues. Include in your discussion the extent to which such increases are attributable to increases in prices, volume, amount of goods or services being sold or to the introduction of new products or services. Refer to Item 303(a)(3)(iii) of Regulation S-K.

We acknowledge the Staff’s comment and respectfully advise that the increases in revenue in each period were the result of revenue from development activities from additional contracts with new customers during the respective periods. We also confirm that in future filings, as applicable, the Company will discuss the significant factors that cause changes in financial statement line items for applicable periods.

14.	Where changes in financial statement line items are the result of several factors, each significant factor should be separately quantified and discussed. For example, you say that research and development expenses for the three and six months ended December 31, 2013 increased due to “increased payroll costs and research and development share-based compensation expense.” However, you do not quantify the impact of each of these factors. In addition, each of the factors that contributed to the changes in margins and the significant changes in expense amounts each period should be quantified and discussed, to the extent practicable, along with details of whether these are trends that are expected to continue or have had a material impact on your results. The fluctuations in balance sheet accounts (e.g. accounts receivable, deferred revenue, etc.) should also be addressed. Refer to Item 303 of Regulation S-K.

We acknowledge the Staff’s comment and respectfully advise that the Company shall include appropriate quantitative and qualitative disclosure in future filings, as applicable, regarding the specific factors impacting changes in financial statement line items.

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

April 4, 2014

Exhibits

15.	We note your response to prior comment 6; however, it remains unclear why you believe the contracts are not material to the business, particularly in light of management’s public statements about these contracts and the size of the payments under the contracts. Please file each of the contracts as an exhibit. Alternatively, please provide us with a detailed analysis for each contract that quantifies why you believe you are not substantially dependent upon that contract.

We acknowledge the Staff’s comment and respectfully maintain our position in the Company’s Initial Response that the referenced contracts need not be filed as material contracts pursuant to Regulation S-K, Item 601(b)(10). As stated in the Company’s Initial Response, we have determined that the Company’s business is not “substantially dependent” on the referenced contracts, as such term is used in Regulation S-K, Item 601(b)(10)(ii)(B). Regulation S-K, Item 601(b)(10)(ii)(B) requires the filing of a material agreement entered into the ordinary course of a company’s business if such company is substantially dependent on such material agreement. The relevant example provided in this Item and our interpretation of this Item’s fundamental purpose leads us to conclude that the determination of whether a company is substantially dependent on a contract should include two primary concepts:

•	whether the loss of such contract would have a materially adverse effect on the company’s financial condition so significant that it would result in a fundamental change in the nature or structure of the company’s business; and

•	whether the company has at its disposal, within a reasonable period of time, access to adequate alternate means on commercially reasonable terms to replace the lost contract in the event it is terminated.

We believe it is important to differentiate between a contract that a company is “substantially dependent” upon, and one which should only be considered a “significant contract.” Although we believe that the determination of a significant contract can be based solely on the financial impact it may have on a company’s business, to be considered substantially dependent the determination must include both qualitative and quantitative measurements. As such, although the loss of a significant contract may have a material financial impact on a company, we do not believe that this constitutes the company being substantially dependent upon the contract. For the reasons stated below, the loss of any of the customers discussed below would not fundamentally affect the nature or structure of our business, and, in the event any of such customers terminate their respective contracts with us, we believe that we would be able to replace the lost contract with other participants in the market on commercially reasonable terms.

When applying these concepts to determine if the Company is substantially dependent on (a) the [***Redacted***] Agreement, (b) the supply agreement with [***Redacted***] (the

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

April 4, 2014

“[***Redacted***] Agreement”), (c) the [***Redacted***] Agreement, and (d) the [***Redacted***] Agreement, we believe it is important to consider the following historical financial information specific to the Company. For the three months ended September 30, 2013 and December 31, 2013, our consolidated revenue was $3.2 million and $3.6 million, respectively. For the same periods, we received cash payments of $0.9 million and $10.8 million, respectively. In addition, we direct the Staff to the quantitative and qualitative analysis set forth below describing why we believe that we are not substantially dependent upon the [***Redacted***] Agreement, the [***Redacted***] Agreement, the [***Redacted***] Agreement or the [***Redacted***] Agreement.

The [***Redacted***] Agreement

With respect to the [***Redacted***] Agreement, for the three months ended September 30, 2013 and December 31, 2013, consolidated revenue from the [***Redacted***] Agreement was $[***Redacted***] and $[***Redacted***], respectively.1 For the same periods, we received cash payments of $[***Redacted***] and $[***Redacted***] million, respectively, from [***Redacted***] in connection with the [***Redacted***] Agreement. Those cash payments accounted for [***Redacted***] % and [***Redacted***] % of our total payments received from customers for the three months ended September 30, 2013 and December 31, 2013, respectively.

Our business is not substantially dependent on the [***Redacted***] Agreement for the reasons that follow as well as the common factors discussed below. [***Redacted***], and [***Redacted***] accounted for [***Redacted***] % of our total consolidated revenue for each of the referenced periods. Although cash payments received from [***Redacted***] for the three months ended December 31, 2013 accounted for [***Redacted***] % of our total cash payments from customers during such period, those cash payments are accounted for as deferred revenue until we satisfy the deliverables to [***Redacted***] under the terms of the [***Redacted***] Agreement.

The [***Redacted***] Agreement

With respect to the [***Redacted***] Agreement, for the three months ended September 30, 2013 and December 31, 2013, consolidated revenue from [***Redacted***] accounted for $[***Redacted***] and $[***Redacted***], respectively. For the three months ended September 30, 2013 and December 31, 2013, we received cash payments of $[***Redacted***] and $[***Redacted***] million, respectively, from [***Redacted***]. Those cash payments accounted for [***Redacted***] % and [***Redacted***] % of our total payments received from customers for the same periods, respectively.

[1]	[***Redacted***]

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

April 4, 2014

Our business is not substantially dependent on the [***Redacted***] Agreement for the reasons that follow as well as the common factors discussed below. [***Redacted***]. Although cash payments received from [***Redacted***] for the three months ended December 31, 2013 accounted for [***Redacted***] % of our total cash payments from customers during such period, those cash payments are accounted for as deferred revenue until we satisfy the deliverables to [***Redacted***] under the terms of the [***Redacted***] Agreement.

The [***Redacted***] Agreement

With respect to the [***Redacted***] Agreement, for the three months ended September 30, 2013 and December 31, 2013, consolidated revenue from [***Redacted***] accounted for $[***Redacted***] million and $[***Redacted***] million, respectively. The consolidated revenue from [***Redacted***] for the same periods accounted for [***Redacted***] % and [***Redacted***] % of our total consolidated revenue, respectively. For the three months ended September 30, 2013 and December 31, 2013, we received cash payments of $[***Redacted***] million and $[***Redacted***] million, respectively, from [***Redacted***]. Those cash payments accounted for [***Redacted***] % and [***Redacted***] % of our total payments received from customers for the same periods, respectively.

Our business is not substantially dependent on the [***Redacted***] Agreement for the reasons that follow as well as the common factors discussed below. The consolidated revenue from [***Redacted***] decreased from [***Redacted***] % for the three months ended September 30, 2013 to [***Redacted***] % when compared to the three months ended December 31, 2013. We expect such amount to decrease even further in future periods because our long-term contractual obligations under the [***Redacted***] Agreement are steady and predictable. Although cash payments received from [***Redacted***] for the three months ended September 30, 2013 accounted for [***Redacted***] % of our total cash payments from customers during such period, cash payments from [***Redacted***] accounted for only [***Redacted***] % of our total cash payments received from customers for the three months ended December 31, 2013. As previously stated, we expect such amount to remain steady in future periods because our long-term contractual obligations under the [***Redacted***] Agreement are steady and predictable.

The [***Redacted***] Agreement

With respect to the [***Redacted***] Agreement, for the three months ended September 30, 2013 and December 31, 2013, consolidated revenue from [***Redacted***] accounted for $[***Redacted***] and $[***Redacted***] million, respectively. The consolidated revenue from [***Redacted***] for the same periods accounted for [***Redacted***] % and [***Redacted***] % of our total consolidated revenue, respectively. [***Redacted***].

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

April 4, 2014

Our business is not substantially dependent on the [***Redacted***] Agreement for the reasons that follow as well as the common factors discussed below. We expect our consolidated revenue received under the [***Redacted***] Agreement to decrease in future periods because our contractual obligations under the [***Redacted***] Agreement are substantially complete. Specifically, we have already recognized $[***Redacted***] million out of $[***Redacted***] million total amounts due under the [***Redacted***] Agreement. [***Redacted***].

Common Factors

Although certain individual customers constituted [***Redacted***] % or more of the Company’s total consolidated revenue in recent fiscal periods, the Company does not believe that its business is substantially dependent on these customers. Given the Company’s limited revenue and status as a company in its early stages of development, it is not uncommon for an individual customer to generate in excess of [***Redacted***] % of the Company’s total consolidated revenue from period to period. This is often due to revenue the Company recognizes in connection with achieving certain milestones. The Company also notes that it anticipates that the percentage of its total consolidated revenue received from any individual customer will vary year-to-year, and even from quarter-to-quarter, as illustrated by the decreases described above for [***Redacted***] and [***Redacted***] and the increase for [***Redacted***].

In addition, the Company’s customer base has grown and it expects it to continue to grow. During the nine months ended March 31, 2014, the Company entered into agreements with twelve customers, including [***Redacted***], [***Redacted***], [***Redacted***] and [***Redacted***]. As demonstrated above by the fluctuations in the Company’s historical financial information with respect to [***Redacted***], [***Redacted***], [***Redacted***] and [***Redacted***] and the Company’s recent success in diversifying its customer base, the Company currently is not and does not expect to be substantially dependent on any one customer in future fiscal periods. In particular, the Company has a number of additional contracts entering the late stage of its commercial pipeline. As a result of these and other factors, the Company believes that the percentage of its total consolidated revenue and cash payments from these customers will decrease over time. Moreover, the market for drug indications is competitive and growing. There are numerous companies in the pharmaceutical and biotechnology industry who are continuously developing new products to bring to market and who frequently look to companies such as ours to develop, manufacture and supply injectable drug delivery systems. The loss of any one or more of [***Redacted***], [***Redacted***], [***Redacted***] or [***Redacted***] as a customer would not have a material adverse effect on the Company’s business and, in the event our agreements with [***Redacted***], [***Redacted***], [***Redacted***] or [***Redacted***] are terminated, the Company believes it would be able to replace a lost contract with other participants in the market for other competitive drug indications on commercially reasonable terms. This conclusion is supported by the number of pharmaceutical and biotechnology customers of the Company, the Company’s recent success

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

April 4, 2014

with respect to engaging new customers and the Company’s focus on signing contracts with a number of pharmaceutical and biotechnology companies.

In summary, it is our belief that these key factors regarding our business model and the industry we operate in, as well as the difference between substantial dependence and significant contract, are more important in determining whether we are substantially dependent on a customer contract than financial analysis alone, and that these factors support our assertion that our business is not substantially dependent on any one contract for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K. In addition, the Company believes that none of the referenced agreements are otherwise material to an investor’s understanding of the Company’s business, and placing undue focus on any particular customer would be inappropriate and potentially even misleading to investors.

***********

In responding to the Second Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and the Form 10-Q; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your prompt attention to this letter responding to the Form 10-K and the Form 10-Q and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (717) 384-3231.

Sincerely,

/s/ J. Christopher Naftzger

J. Christopher Naftzger
Vice President, General Counsel, Corporate Secretary & Chief Compliance Officer

cc:	Via E-Mail

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

April 4, 2014

Unilife Corporation

Alan Shortall

Pepper Hamilton LLP

Steven J. Abrams, Esq.

Jay A. Dubow, Esq.